UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2012 and 2011

			Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM			3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED APRIL 30, 2012 AND 2011:

Statements of Net Assets Available For Benefits as of April 30, 2012 and 2011			4
Statements of Changes in Net Assets Available For Benefits for the Years Ended April 30, 2012 and 2011			5
Notes to the Financial Statements			6

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5550
Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of APRIL 30, 2012			12
NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES			13

EXHIBIT INDEX
Ex.	23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the “Plan”) as of April 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2012 and 2011, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 29, 2012

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2012 AND 2011

	Year Ended
	April 30, 2012	April 30, 2011
ASSETS
Participant directed investments at fair value:
Daktronics, Inc. common stock	$18,216,605	$22,114,423
Mutual funds	40,717,835	37,464,062
Money market mutual fund	1,951,200	2,071,522
Common collective trust	3,366,942	3,077,871
	64,252,582	64,727,878

Receivables:
Notes receivable from participants	1,259,767	1,178,210
Employer matching contributions	381,393	343,093
Accrued interest	2,051	509
	1,643,211	1,521,812
TOTAL ASSETS	65,895,793	66,249,690

LIABILITIES
Accrued expenses	49,942	13,049
Excess contributions payable	20,347	13,066
TOTAL LIABILITIES	70,289	26,115
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	65,825,504	66,223,575

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(88,518)	(57,389)
NET ASSETS AVAILABLE FOR BENEFITS	$65,736,986	$66,166,186

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2012 AND 2011

	Year Ended
	April 30, 2012	April 30, 2011
Additions to net assets attributed to:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(6,258,455)	$10,386,817
Interest and dividends	1,979,671	1,702,891
	(4,278,784)	12,089,708
Contributions:
Employer	1,598,061	827,237
Participants	4,463,544	4,028,590
	6,061,605	4,855,827
Total additions	1,782,821	16,945,535

Deductions from net assets attributed to:
Benefits paid to participants	2,027,859	4,219,927
Administrative expenses	184,162	158,658
Total deductions	2,212,021	4,378,585
(Decrease)/increase in net assets	(429,200)	12,566,950

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	66,166,186	53,599,236
End of year	$65,736,986	$66,166,186

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of Daktronics, Inc. and subsidiaries (the “Company”) who have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of salary deferrals and one year in the case of employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 ("the Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

During fiscal 2012, all mutual fund investments and the investment in the common collective trust were changed to a new share class of the fund that contained lower expense ratios.  All holdings were moved in accordance with this change.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as approved by the Company’s Board of Directors.  For the first three quarters of fiscal 2011, the Company matched 25 percent of the first 6 percent of each eligible participant's contribution. For the fourth quarter of fiscal 2011 and throughout fiscal 2012, the Company matched 50 percent of the first 6 percent of the employee’s pay.  No additional discretionary contributions were made by the Company for the years ended April 30, 2012 and 2011. Matching contributions, which are non-participant directed, are invested in Daktronics, Inc. common stock and become participant-directed immediately.

Participants’ accounts:  Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and losses, and it is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan’s provisions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts become fully vested after five years of credited service and vest at the rate of 20% per year.  U.S.-based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions in various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is received or accrued by the Plan.

Excess contributions refundable:  At April 30, 2012 and 2011, $20,347 and $13,066, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2012 and 2011, respectively, forfeitures of the non-vested accounts of terminated participants of $11,086 and $67,577 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management services fees and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  The Company is engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products, which are sold in a variety of markets throughout the world, and rendering related maintenance and professional services.  The Company’s products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are stated at fair value as determined by observable inputs other than quoted market prices.  Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund G is a common collective trust, and includes fully benefit-responsive investment contracts.  The fair value of the common collective trust is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services-Investment Companies (“ASC 946”), and ASC 962, Plan Accounting-Defined Contribution Pension Plans (“ASC 962”).

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Fully benefit-responsive investment contracts are recorded on Form 5500 at fair value whereas, in the Plan’s financial statements, these investments are presented at fair value with an adjustment to contract value.

New Accounting Pronouncements: In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on the Plan's financial statements.

Note 3.  INVESTMENTS

During the years ended April 30, 2012 and 2011, the Plan’s investments (including investments purchased, sold and held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30, 2012	April 30, 2011
Daktronics, Inc.* common stock	$(5,592,048)	$5,168,696
Mutual funds	(736,242)	5,168,878
Common collective trusts	69,835	49,243
	$(6,258,455)	$10,386,817

Investments that represent 5 percent or more of the fair value of the Plan’s net assets as of April 30, 2012 and 2011 are as follows:

	Year Ended
	April 30, 2012	April 30, 2011
Investments, at fair value:
Daktronics, Inc.* common stock	$18,216,605	$22,114,423
Pimco Total Return Fund	3,269,284	2,805,786
Euro Pacific Growth Fund	6,183,824	6,761,748
Investment Company of America Fund	5,939,714	5,854,374
Growth Fund of America Fund	6,154,584	5,815,063
Wells Fargo Stable Return Fund N4*	—	3,077,871
Wells Fargo Stable Return Fund G*	3,366,942	—
MFS Total Return Fund	4,256,539	3,695,668
T Rowe Price Mid-Cap Growth Fund	4,481,551	4,364,217
T Rowe Price Small Capitalized Fund	4,882,243	4,477,171
*Indicates a party-in-interest to the Plan.

 The following represents the changes in Daktronics, Inc. common stock during the fiscal years ending April 30, 2012 and 2011:

	Year Ended
	April 30, 2012	April 30, 2011
Contributions	$2,213,811	$1,364,934
Dividends	1,343,300	1,210,193
Net realized and unrealized (depreciation)/appreciation in fair value	(5,592,048)	5,168,696
Distributions to participants and other transfers	(1,862,881)	(2,168,319)
	$(3,897,818)	$5,575,504

Note 4.  FAIR VALUE MEASUREMENT

 ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1- Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following tables present the Plan’s assets valued at fair value as of April 30, 2012 and 2011 by Level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2012
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$18,216,605	$—	$18,216,605
Stable Return Fund*	—	3,366,942	3,366,942
Mutual funds:
Equity	33,192,012	—	33,192,012
Fixed Income	3,269,284	—	3,269,284
Balanced	4,256,539	—	4,256,539
Money market mutual fund*	1,951,200	—	1,951,200
	$60,885,640	$3,366,942	$64,252,582

	Assets at Fair Value as of April 30, 2011
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$22,114,423	$—	$22,114,423
Stable Return Fund*	—	3,077,871	3,077,871
Mutual funds:
Equity	30,962,608	—	30,962,608
Fixed Income	2,805,786	—	2,805,786
Balanced	3,695,668	—	3,695,668
Money market mutual fund*	2,071,522	—	2,071,522
	$61,650,007	$3,077,871	$64,727,878

*Indicates a party-in-interest to the Plan.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Daktronics, Inc. common stock and money market mutual funds:  The fair values are derived from the quoted market prices of the active market on which the individual securities are traded.

Common collective trust:  Common collective trust investments include the Wells Fargo Stable Return Fund that invests in fully benefit-responsive investment contracts. There are currently no redemption restrictions on these investments. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair values of the short-term investments were determined based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange.

Mutual funds:  Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

Note 5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2012 and 2011:

	April 30, 2012	April 30, 2011
Net assets available for benefits per the financial statements	$65,736,986	$66,166,186
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	88,518	57,389
Deemed loan activity	(6,610)	(5,725)
Net assets available for benefits per Form 5500	$65,818,894	$66,217,850

The following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2012:

April 30, 2012
Increase in net assets per statements of changes in net assets available benefits	$(429,200)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	31,129
Deemed loan activity	(885)
Net investment income per Form 5500	$(398,956)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.   In addition, deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

Note 6.  PLAN TERMINATION

The Plan sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

Note 7.  FEDERAL INCOME TAX STATUS

The Plan was amended and restated in fiscal 2012 to make the Daktronics, Inc. common stock fund a qualified employee stock ownership plan under the Code. As a result of this change, the Plan has applied for but has not yet received a determination letter from the IRS stating that the Plan, as amended and restated remains qualified under Section 401(a) of the Code. Prior to the Plan amendment, the Plan was a non-standardized prototype plan that had received an opinion letter from the IRS dated March 31, 2008 stating that the form of the plan was qualified under Section 401(a) of the Code, and therefore, the related trust was tax exempt. In accordance with Revenue Procedure 2011-6 and Revenue Procedure 2011-49, the Plan Sponsor had determined that it was eligible to and chose to rely on the previous IRS prototype plan opinion letter. However, the plan administrator believes that the Plan, as restated, has been designed to comply with and is operating in accordance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to the plan year ending April 30, 2008.

Note 8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 27.7 percent and 33.4 percent of the net assets available for Plan benefits at April 30, 2012 and 2011, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for Plan benefits as a whole.

Note 9.  RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2012 and 2011, the Plan owned 2,237,868 and 2,072,112 shares of common stock of Daktronics, Inc, respectively.

Note 10.  SUBSEQUENT EVENTS

On May 24, 2012, the Board of Directors declared a dividend of $0.115 per share payable on June 25, 2012 to holders of record of its common stock on June 14, 2012.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2012

Identity of Issue, Borrower,			Current Value
Lessor, or Similar Party	Shares	Cost
Common Stock:
Daktronics, Inc.* common stock	2,237,868	$20,011,828	$18,216,605
Stable Value Fund:
Wells Fargo Stable Return Fund*	66,435	3,230,615	3,366,942
Mutual Funds:
Pimco Total Return Fund	291,380	3,218,307	3,269,284
Euro Pacific Growth Fund	157,269	6,038,251	6,183,824
Growth Fund America Fund	187,126	5,414,716	6,154,584
Investment Company of America Fund	198,653	5,247,262	5,939,714
Perkins Mid-Cap Value Fund	129,453	2,767,223	2,833,724
MFS Total Return Fund	284,528	3,940,093	4,256,539
T Rowe Price Mid-Cap Growth Fund	75,181	3,852,617	4,481,551
T Rowe Price Small Capitalization Fund	138,229	4,122,123	4,882,243
Wells Fargo Index Fund*	25,930	1,095,409	1,228,584
Wells Fargo Target Date Funds*	121,309	1,454,080	1,487,788
		$37,150,081	$40,717,835
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*		1,951,200	1,951,200
Notes receivable from participants (with interest rates ranging from 3.25% to 8.25%, maturing through November 2021)		1,259,767	1,259,767
		$63,603,491	$65,512,349
*Indicates a party-in-interest to the Plan.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

Date: October 29, 2012